Exhibit J
Metallica Resources Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(unaudited) U.S. dollars

	June 30,	December 31,
	2005	2004

Assets
Current assets:
Cash and cash equivalents	$37,646,685	$41,848,986
Value-added tax and other current assets	526,481	640,244

	38,173,166	42,489,230
Mineral properties and deferred expenditures (Notes 3 and 7)	51,650,191	47,355,378
Property, plant and equipment	382,044	416,464
Other assets	31,929	32,028

Total assets	$90,237,330	$90,293,100

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (Notes 3 and 4)	$1,868,371	$738,384
Asset retirement obligation (Note 5)	213,163	203,818

Total liabilities	2,081,534	942,202

Shareholders’ equity (Note 6):
Share capital — 82,937,914 common shares (2004: 82,687,043)	107,809,242	107,661,917
Contributed surplus	1,484,464	—
Warrants	5,889,375	7,373,839
Stock options	1,420,902	1,043,156
Deficit	(28,448,187)	(26,728,014)

	88,155,796	89,350,898

Total liabilities and shareholders’ equity	$90,237,330	$90,293,100

Contingencies (Note 7)
The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(unaudited) U.S. dollars

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Interest income	$231,264	$182,348	$464,778	$499.274
Income from option payments	—	100,000	—	200,000

	231,264	282,348	464,778	699,274

General and administrative expenses	727,400	446,363	1,091,310	736,919
Exploration expense	50,647	60,417	90,484	129,750
Reclamation and closure costs	—	4,868	—	17,368
Stock-based compensation expense	39,752	20,857	226,855	72,461
Interest expense	—	—	—	40,260
Foreign exchange loss	320,809	895,249	683,020	1,483,152

	1,138,608	1,427,754	2,091,669	2,479,910

Loss before income taxes	(907,344)	(1,145,406)	(1,626,891)	(1,780,636)
Income tax provision	85,933	28,896	93,282	83,252

Loss for the period	(993,277)	(1,174,302)	(1,720,173)	(1,863,888)

Deficit at beginning of period as previously reported	(27,454,910)	(28,786,062)	(26,728,014)	(27,695,861)
Stock-based compensation expense	—	—	—	(400,615)

Deficit at beginning of period as restated	(27,454,910)	(28,786,062)	(26,728,014)	(28,096,476)

Deficit at end of period	$(28,448,187)	$(29,960,364)	$(28,448,187)	$(29,960,364)

Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.02)

Weighted average number of common shares outstanding	82,797,737	82,474,888	82,792,505	82,231,342

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(unaudited) U.S. dollars

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Cash flows provided from (used in) operating activities
Loss for the period	$(993,277)	$(1,174,302)	$(1,720,173)	$(1,863,888)
Non-cash items:
Depreciation and amortization	1,551	3,155	6,408	5,813
Stock-based compensation expense	39,752	20,857	226,855	72,461
Interest expense	—	—	—	40,260
Common share contribution to retirement plan	—	5,497	4,790	11,049
Foreign exchange loss on foreign cash held	320,809	895,249	683,020	1,483,152
Cash provided by (used for) working capital and other assets:
Value-added tax and other current assets	(174,119)	486,357	113,763	(613,633)
Other assets	—	(1,738)	—	(1,738)
Accounts payable and accrued liabilities	181,723	(200,524)	246,007	(28,732)
Reclamation and closure cost obligation	—	(17,087)	—	(29,796)

	(623,561)	17,464	(439,330)	(925,052)
Cash flows (used for) investing activities
Mineral properties and deferred expenditures	(1,669,144)	(4,317,314)	(3,210,787)	(8,164,553)
Mineral property acquisition costs, net of cash acquired	—	—	—	(5,000,000)
Payments to acquire royalty	—	—	—	(2,250,000)
Payments to acquire fixed assets	(5,063)	(19,458)	(5,920)	(244,457)

	(1,674,207)	(4,336,772)	(3,216,707)	(15,659,010)
Cash flows provided from (used in) financing activities
Repayment of acquisition debt	—	—	—	(6,000,000)
Repayment of note payable	—	—	—	(200,100)
Proceeds from exercise of warrants	—	—	—	400,230
Proceeds from exercise of options	129,899	—	136,756	251,515

	129,899	—	136,756	(5,548,355)
Foreign exchange loss on foreign cash held	(320,809)	(895,249)	(683,020)	(1,483,152)

Increase (decrease) in cash and cash equivalents	(2,488,678)	(5,214,557)	(4,202,301)	(23,615,569)
Cash and cash equivalents, beginning of period	40,135,363	47,709,044	41,848,986	66,110,056

Cash and cash equivalents, end of period	$37,646,685	$42,494,487	$37,646,685	$42,494,487

Cash and cash equivalents consist of:
Cash on hand and balances with banks	$1,104,129	$999,382	$1,104,129	$999,382
Short-term investments	36,542,556	41,495,105	36,542,556	41,495,105
Non-cash investing and financial activities:
Value of stock options capitalized as mineral properties and deferred expenditures	34,765	68,718	150,891	430,024
Non-cash financing and operating activities:
Common shares issued to reduce retirement plan obligation	—	11,049	10,569	—
Income tax payments	96,683	12,590	106,698	21,178

The accompanying notes are an integral part of these interim consolidated financial statements.

MetaUica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(unaudited) U.S. dollars
1.	Basis of Presentation

The interim consolidated financial statements of Metallica Resources Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2004. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004.

2.	Nature of Operations

The Company is engaged in the exploration, development and acquisition of mineral deposits, principally in Mexico and South America.

The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2004. In June 2004, construction of the mine was suspended pending resolution of various permitting and other issues involving the project (Note 7).

The Company is also advancing the El Morro copper-gold exploration project in Chile with Falconbridge Limited, formerly Noranda Inc., and is pursuing various other exploration projects in North and South America.

3.	Mineral Properties and Deferred Expenditures

	Cerro San		Rio	Other
	Pedro,	El Morro,	Figueroa,	Projects,
	Mexico	Chile	1 Chile	Chile	Total

Balance at Dec. 31, 2004	$45,215,225	$1,639,589	$491,038	$9,526	$47,355,378
Mineral properties	—	—	18,658	3,471	22,129
Deferred expenditures	3,531,456	5,822	735,406	—	4,272,684

Balance at June 30, 2005	$48,746,681	$1,645,411	$1,245,102	$12,997	$51,650,191

On March 30, 2005, the Company extended its Standby Agreement (the “Agreement”) with Washington Group International (“Washington”) in order to retain Washington’s construction equipment at the Cerro San Pedro project site while the Company attempts to resolve various permitting and other issues involving the project. The Agreement provides for the Company to make monthly payments to Washington of $138,000 from March 2005 through August 2005. In addition, the Agreement requires the Company to pay Washington $835,000 for depreciation and other costs, and an additional $251,000 for equipment demobilization and related costs. As of June 30, 2005, the Company had accrued $1,054,081 relating to this Agreement.
4.	Related Party Transactions

On June 11, 2004, the Company entered into a consulting agreement with a director of the Company that provides for consulting fees at the rate of $600 per day plus out-of-pocket expenses. The Company has incurred costs pursuant to this agreement totaling $21,000 during the six months ended June 30, 2005, resulting in an amount owed to the director of $33,000 as of June 30, 2005.

On December 1, 2004, the Company entered into a six-month consulting agreement with another director of the Company. The agreement provides for a minimum monthly retainer fee of $2,500 for up to three days of consulting services per month, plus out-of-pocket expenses. The Company incurred costs pursuant to this agreement totaling $22,107 during the six months ended June 30, 2005, all of which had been paid as of June 30, 2005.

5.	Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land that it disturbs during mine construction and mine operations. The Company has estimated the present value of its future reclamation obligation to be $213,163 at June 30, 2005, of which $20,808 represents capitalized interest accretion. The present value of the future reclamation obligation assumes a credit-adjusted risk-free rate of 9% and commencement of reclamation activities in 2015. The total reclamation obligation for the Cerro San Pedro project per the Company’s September 2003 feasibility study is estimated to be $4.3 million. The Company has agreed to fund this obligation during mining operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

6.	Share Capital
a)	Common shares issued and outstanding

	Shares	Amount

Balance at December 31, 2004	82,687,043	$107,661,917
Exercise of stock options	243,000	136,756
Shares issued for retirement plan	7,871	10,569

Balance at June 30, 2005	82,937,914	$107,809,242

b)	Warrants
As of June 30, 2005, the Company had outstanding warrants to purchase 19,350,000 common shares as follows:

	Exercise	Outstanding			Outstanding
	Price	at Dec. 31,			at June 30,
Expiry Date	(Cdn$)	2004	Exercised	Expired	2005

Mar. 11, 2005	$2.00	5,049,000	—	(5,049,000)	—
Dec. 11, 2008	3.10	19,350,000	—	—	19,350,000

		24,399,000	—	(5,049,000)	19,350,000

The fair value attributable to the warrants that expired on March 11, 2005 of $1,484,464 was allocated to contributed surplus.
c)	Stock options
As of June 30, 2005, the Company has outstanding stock options to purchase 3,092,500 common shares as follows:

	Weighted
	Average
	Exercise	Number	Amount
	Price(Cdn$)	Outstanding	(US$)

Balance at December 31, 2004	$1.36	2,535,500	$1,043,156
Granted	1.60	800,000	284,148
Exercise of options (granted prior to January 1, 2002)	0.70	(243,000)	—
Vesting of options (granted January 1, 2002 to December 31, 2004)	—	—	93,599

Balance at June 30, 2005	$1.42	3,092,500	$1,420,902

Exercisable at June 30, 2005	$1.39	2,419,166

The aggregate fair value of options granted during the three months ended June 30, 2005 was $607,822.

The fair value of stock options used to calculate stock-based compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

2005

Risk-free interest rate (Canada)	3.2% to 3.7%
Expected dividend yield	0.0%
Expected price volatility of the Company’s common shares	65% to 66%
Expected life of option	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.
7.	Contingencies
a)	The Company’s activities are subject to various governmental laws and regu lations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company also has certain operating and other permits at its Cerro San Pedro project (the “Project”) that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at the Project. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable govern mental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

b)	In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment against Federal environment authorities nullifying the Company’s Manifestacion de Impacto Ambiental (“MIA”) for the Cerro San Pedro project. The MIA is the Mexican equivalent of an Environmental Impact Statement in the United States. The legal action brought by the con testing group claimed that the federal agency that granted the MIA violated various environmental and other laws. The federal agency that issued the environmental permit to the Company has appealed the decision. Although the permit is presently valid pending resolution of the appeal, there are no assurances that the federal agency’s or the Company’s efforts to overturn the ruling will be successful. In the event that these efforts are unsuccess ful, the Company can appeal the decision, attempt to re-permit the project, or pursue other options that may be available.

In May 2005, the Company entered into an agreement with a law firm to lobby on its behalf to overturn the MIA nullification judgment. The agreement provides that in the event that the MIA nullification judgment is overturned on or before September 2, 2005, the Company will pay the law firm a total of US$1.5 million over a period of up to six months beginning upon receipt of notice of nullification.

c)	In April 2004, an Agrarian Court in San Luis Potosf, Mexico, rendered a judg ment in favor of a group opposing the Project and nullified the Company’s lease agreement for surface rights at the Project. The Company appealed the Agrarian Court decision and in November 2004, a Federal Court ruled that the group opposing the Project did not have the legal right to contest the lease and ordered the Agrarian Court to issue a new decision. In December 2004, the Agrarian Court once again issued a nullification order with respect to the lease agreement. The Company, along with the individu als who entered into the lease agreement with the Company, has appealed this decision. In June 2005, the Company received a Temporary Occupancy and Right of Way Authorization from the Federal Mining Bureau for the Cerro San Pedro project. These authorizations provide the Company with federally mandated surface rights access to its mineral rights, and override the vari ous rulings made against the Company in the Agrarian Court.
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